SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2003

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1 December 2003	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Ori Gur Arieh —————————————— Ori Gur Arieh General Counsel

MATAV – CABLE SYSTEMS MEDIA LTD.

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 31, 2003

        Notice is hereby given that the Extraordinary Meeting of Shareholders (the “Meeting”) of Matav – Cable Systems Media Ltd. (the “Company”) will be held on Wednesday, December 31, 2003 at 11:00a.m. (Israel time) at the offices of the Company, 42 Pinkas Street, North Industrial Area, Netanya, Israel, for the following purpose:

        To approve the adoption of the Company’s 2003 Israeli Share Option Plan – Capital Gains Route.

The close of business on December 2, 2003 is the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to complete, date, sign and return the enclosed proxy as promptly as possible (and in any event no later than 24 hours prior to the time set for the Meeting) in the enclosed envelope.

Joint holders of shares should take note that, pursuant to Article 12(e) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors, BY: /S/ Ori Gur-Arieh —————————————— Ori Gur-Arieh General Counsel and Company Secretary

Date: December 1, 2003

PROXY STATEMENT

Matav – Cable Systems Media Ltd.

42 Pinkas Street
North Industrial Area
Netanya, Israel

EXTRAORDINARY MEETING OF SHAREHOLDERS

December 31, 2003

This Proxy Statement is furnished to holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Matav – Cable Systems Media Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Extraordinary Meeting of Shareholders of the Company (the “Meeting”) to be held on December 31, 2003, at 11:00 a.m. (Israel time) at the offices of the Company at the address that appears above, or at any adjournment thereof.

The agenda of the Meeting is to approve the adoption of the Company’s 2003 Israeli Share Option Plan – Capital Gains Route.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed

Shareholders who do not expect to attend the Meeting in person are requested to complete, date, sign and return the enclosed proxy as promptly as possible (and in any event no later than 24 hours prior to the time set for the Meeting) in the enclosed envelope.

Upon the receipt of a properly executed proxy in the form enclosed, at least 24 hours prior to the Meeting, the persons named as proxies therein will vote the Ordinary Shares covered thereby as indicated in the proxy. In the absence of such indication, the Ordinary Shares represented by properly executed and received proxies will be voted in favor of the matter listed above.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new duly executed proxy bearing a later date (provided that such written notice or later dated proxy will be received no later than 24 hours prior to the time set for the Meeting) or by voting in person at the Meeting.

Proxies for use at the Meeting are being solicited by the Company. Proxy materials are being mailed to shareholders on or about December 8, 2003, and will be solicited chiefly by mail. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile or other personal contact.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable expenses of such forwarding will be borne by the Company.

Only holders of record of outstanding Ordinary Shares at the close of business on December 2, 2003 are entitled to notice of, and to vote at, the Meeting. On December 1, 2003, there were 30,203,917 outstanding Ordinary Shares. Each outstanding Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

At least two shareholders of the Company holding or representing at least 40% of the voting rights in the Company, present in person or by proxy at the Meeting and entitled to vote, will constitute a quorum at the Meeting.

Beneficial Ownership of Securities by Certain Beneficial Owners

The following table sets forth certain information, as of November 24, 2003, regarding the beneficial ownership of the Ordinary Shares by the owners of 5% or more of the Company’s outstanding Ordinary Shares.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares Beneficiary Held
Dankner Investments Ltd.[1]	13,148,918	43.53%
Ma'ariv Modein Publishing House Ltd.[2]	4,498,326	14.89%
Hanania Gibstein[3]	1,693,295	5.61%

1	Dankner Investments Ltd., or ‘Dankner Investments’ is a publicly held company, whose securities are traded on the Tel-Aviv Stock Exchange, or ‘TASE’, controlled by members of the Dankner and Gineo families (who collectively hold approximately 88.25% of Dankner Investments issued share capital). Members of the Dankner and Gineo families are parties to shareholders agreements in Dankner Investments, or the ‘Dankner Shareholders Agreement’, concerning the voting of part of their respective shares in coordination with the other parties to the said agreement. Each member of the Dankner and Gineo families who is a party to the Dankner Shareholders Agreement could be deemed to be beneficial owners of all of the shares of the Company owned by Dankner Investments, but they disclaim beneficial ownership of such shares.

2	Ma'ariv Modi'in Publishing House Ltd. is a company fully owned by Ma'ariv Holdings Ltd., or `Ma'ariv Holdings'. 61.73% of the issued share capital of Ma'ariv Holdings is directly and indirectly owned by The Israel Land Development Company Ltd., or `ILDC', a publicly-held company whose securities are traded on the TASE, and 27.19% of the issued share capital of Ma'ariv Holdings is held by Mr. Vladimir Gusinsky, and 3.43% of the issued share capital of Ma'ariv Holdings' issued share capital is held by Dankner Investments. The ILDC is directly and indirectly controlled by Mr. Jackob Nimrodi (68.08% in voting power and 36.16% in share capital). Accordingly, Mr. Nimrodi could be deemed to be beneficial owner of the shares of the Company owned by Ma'ariv Modi'in Publishing House Ltd. but Mr. Nimrodi disclaims beneficial ownership of such shares.

3	Mr. Gibstein serves as a member of the Board of Directors.

Matav Shareholders Agreements

1.     On October 18, 1993, Dankner Investments, Mr. Hanania Gibstein, Hapoalim Electronic Communications Ltd., Ma’ariv Electronic Communications, Shamrock Holdings of California Inc. , Mr. Eli Cheifetz, Mr. Shimon Cheifetz, and Dr. Zvi Dinstein entered into a shareholders agreement, or the ‘Matav Shareholders Agreement’, prior to the Company’s initial public offering on the TASE on October 19, 1993. Pursuant to the Matav Shareholders Agreement, the various shareholders agreed to vote their respective shares in a manner that would enable each of such shareholders to appoint a number of directors to the Board of Directors of the Company in proportion to each of such shareholder’s holdings in the Company held by such shareholder immediately prior to the Israeli initial public offering, or the ‘Original Shares’, as compared with the holdings of Original Shares all of the parties to the Matav Shareholders Agreement. The Matav Shareholders Agreement also grants each shareholder a right of first refusal to acquire the shares of a shareholder who offers his shares to a third party or a shareholder who offers more than 15% of his cumulative shareholdings of Original Shares in a transaction through the TASE. The Matav Shareholders Agreement remains in force as to a party so long as such party holds at least 25% of the number of shares in the Company held by such shareholder immediately prior to the Israeli initial pubic offering. The Matav Shareholders Agreement binds the said shareholders as well as their assignees and transferees.

In July 2002, the parties to the Matav Shareholders Agreement entered into an agreement amending the Matav Shareholders Agreement, under which Ma’ariv Electronic Communications ceased to be a party to the Matav Shareholders Agreement and has no rights or obligations in connection with the Matav Shareholders Agreement as of such date. In addition, pursuant to the said amendment, if Messrs. Eli Cheifetz and Shimon Cheifetz, shall not have a right to nominate a director to the Board of Directors of the Company, on account of the number of Original Shares held by them, the parties shall act to nominate a director to the Board of Directors of the Company designated by Messrs. Cheifetz, provided that the number of Original Shares held by Messrs. Cheifetz shall be at least 60% of the number of Original Shares required in order to have a right to nominate one director of Matav. Dankner Investments shall not be obligated to act according to the above, if as a result of such, the number of the Company’s directors nominated by Dankner Investments shall not constitute the majority of the Company’s directors (the director designated by Messrs. Cheifetz shall not be considered a director nominated by Dankner Investments).

As of December 1, 2003, the parties to the Matav Shareholders Agreements are Dankner Investments, Mr. Hanania Gibstein, Mr. Eli Cheifetz, Mr. Shimon Cheifetz and Dr. Zvi Dinstein.

2.     On July 30, 1998, Dankner Investments reached an agreement with Mr. Hanania Gibstein, Mr. Shimon Cheifetz and Mr. Eli Cheifetz according to which Mr. Gibstein and Messrs. Cheifetz agreed not to sell their shares in the Company without the consent of Dankner Investments. Dankner Investments agreed not to sell its shares in the Company without allowing Mr. Gibstein and Messrs. Cheifetz to take part in the sale and Mr. Gibstein and Messrs. Cheifetz agreed to join the sale of all or most of Dankner Investment’s shares of the Company. This agreement is subject to the Matav Shareholders Agreement.

PROPOSED RESOLUTION

APPROVAL OF COMPANY’S 2003 ISRAELI SHARE OPTION PLAN

At the Meeting, the shareholders will be asked to approve the Matav – Cable Systems Media Ltd. 2003 Israeli Share Option Plan – Capital Gains Route, or the ‘2003 Plan’, under which options to purchase Ordinary Shares may be granted to employees and officer holders (as defined in the Israeli Companies Law) of the Company and related companies (excluding controlling shareholders of the Company).

The 2003 Plan is designed so that the Company may use the same to achieve the Company’s compensation goals and also enable the Israeli employees and officer holders that receive options granted thereunder to benefit from a reduced tax rate in accordance with a new tax regime in Israel, commonly referred to as the ‘Tax Reform’. On June 30, 2003, the U.S. Securities and Exchange Commission approved amendments to Nasdaq’s listing rules. The amended rules require the Company to obtain shareholder approval for the adoption of, and material amendments to, most stock option plans.

We believe that the approval of the 2003 Plan is essential to our ability to attract and retain employees and office holders. In addition, options to be granted under the 2003 Plan to our eligible Israeli personnel will enable them to enjoy a reduced tax rate in accordance with the Tax Reform.

The principal features of the 2003 Plan, as well as certain applicable tax consequences, are summarized in Exhibit A attached hereto. A copy of the 2003 Plan is available upon request to the Company.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the 2003 Plan.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Matav — Cable Systems Media Ltd. 2003 Israeli Share Option Plan – Capital Gains Route be hereby approved and adopted in all respects.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

By Order of the Board of Directors BY: /S/ Ori Gur-Arieh —————————————— Ori Gur-Arieh General Counsel and Company Secretary

Date: December 1, 2003.

Exhibit A

The following is a summary of the principal features of the 2003 Plan. The following summary is qualified in its entirety by reference to the 2003 Plan, a copy of which is available from the Company upon request.

Purposes.     The purpose of the 2003 Plan is to provide incentives to employees and officer holders (as defined in the Israeli Companies Law) of the Company (excluding controlling shareholders), or any related company thereof, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2003 Plan is designed to allow the grantees to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, or the ‘Tax Ordinance’, and the rules and regulations promulgated thereunder.

Administration.     The 2003 Plan shall be administered by a Compensation Committee appointed by the Company’s Board of Directors, or where not permitted under applicable law, by the Board of Directors of the Company (the term ‘Committee’ shall, for the purpose of the summary of the 2003 Plan, refer to such Board appointed committee or to the Board, as applicable). Subject to the terms of the 2003 Plan and applicable law, the Committee will have the power to determine the persons who will receive option awards, the terms and conditions of such option awards (such as vesting schedule and exercise price) and/or other matters as set forth in the 2003 Plan. The interpretation and construction by the Committee of any provision of the 2003 Plan or of any option granted thereunder will be final and conclusive. The Committee may grant, at its sole discretion, against cancellation of an option granted to a grantee, a new option, exercisable at an exercise price equal to, or lower or greater than, the exercise price of the original cancelled option, which will be subject to different conditions, in accordance with the terms of the 2003 Plan.

Securities Subject to the 2003 Plan.     The total number of shares that may be subject to options granted under the 2003 Plan shall be 770,500 Ordinary Shares (subject to adjustment as provided in the 2003 Plan). If an option expires or otherwise ceases to exist, all Ordinary Shares covering such option will again be available for grant and returned to the “pool” of Ordinary Shares reserved for issuance under the 2003 Plan.

Eligibility.     The Committee may grant options to any employee, director and officer of the Company or any related company thereof, other than to a Controlling Shareholder of the Company (as such term is defined in the Tax Ordinance) except that grants to the Company’s office holders will be subject to the approvals required under applicable law.

Exercise Price; Vesting.     The exercise price and vesting schedule of options granted under the 2003 Plan are determined by the Committee, as specified in the option grant agreement by and between the Company and the grantee and subject to the terms of the 2003 Plan. The Committee will have full authority to determine any provisions regarding the acceleration of the vesting of any options or the modification of any restrictions and conditions with respect to any options or underlying shares.

Repricing.     Subject to applicable law, the Committee may, at any time and from time to time, without the approval of the shareholders of the Company, effectuate a decrease in the exercise price of outstanding Options.

Termination of Employment or Service.     In the event that employment or service with the Company or one of its related companies is terminated for any reason, then all the unvested options on the date of termination shall terminate immediately. If the grantee’s employment or service is terminated (i) without ‘cause’ (as such term is defined in the 2003 Plan) then the grantee may exercise vested options as follows: (a) if the grantee resigned, the grantee may exercise vested options within ninety (90) days from the date of cessation of employment or service; and (b) if the grantee was discharged, the grantee may exercise vested options until the end of their term under the original terms of their grant; (ii) as a result of death or disability, then the grantee or the grantee’s legal heirs may exercise vested options that the grantee would be entitled to exercise pursuant to the grantee’s option grant agreement, (iii) is terminated for ‘cause’ (such as the conviction of the grantee for any flagrant criminal offense or an offense that affects the Company and/or related companies, the refusal of the grantee to comply with any reasonable legal order of his/her superiors in connection with the business of the Company and/or its related companies, the commission by the grantee of an act of embezzlement towards the Company and/or its related companies, breach of the grantee’s duty of loyalty towards the Company and/or its related companies (including disclosure of confidential information regarding the Company and/or its related companies) or any act or omission by the grantee which the Board of Directors believes adversely affects the Company and/or its related companies), then all options, whether vested or not, will terminate immediately.

In the event that the termination of the grantee’s employment or service shall be as a result of the transfer of the grantee to the employ or service, as an employee or office holder, of a merged cable television operator or management company for the operation of the cable television operators, which will be established as a result of the merger of the Israeli cable television operators or as a result of the cooperation between the Company and the other Israeli cable television operators, then: (i) the rights of the grantee in connection with options received pursuant to the 2003 Plan shall remain in their entirety, whether vested or not at the time of employment or service termination, and the grantee shall be deemed, for the purpose of the 2003 Plan, as an employee or office holder of the Company, unless the rights of the grantee to the tax benefits under the Capital Gains Route will be adversely affected; or (ii) in the event that following the termination of employment or service with the Company the grantee will not be entitled to the benefits under the 2003 Plan as he was entitled until the date of termination of his employment or service, then the Committee will act in order to assure that all of the rights of the grantee under the 2003 Plan (including the tax benefits under the Capital Gains Route) will not be harmed, including, among other things, by any of the following actions (a) provide a monetary compensation under such terms as the Committee shall determine, (b) exchange the rights of the grantee with another compensation plan; and (c) acceleration of the vesting terms, such that the grantee may exercise all options immediately after the termination of employment or service with the Company; all at the Committee’s sole discretion.

Adjustments upon Certain Events; Liquidation Event; Corporate Transaction.     If there is a change in capitalization, such as a stock dividend, stock split, combination or exchange of shares, recapitalization or any other similar event, which results in an increase or decrease in the number of issued and outstanding Ordinary Shares, an appropriate adjustment will be made to the exercise price of each outstanding option and the number of Ordinary Shares subject to each outstanding option.

If the Company shall resolve to commit voluntary liquidation or dissolution, the Company shall notify each holder of outstanding options of such decision, and such holders may exercise vested options within ten (10) days, and any outstanding options that have not been exercised within such period will terminate.

If within twenty-four (24) months from the date of grant of an option the Company shall distribute dividends in cash to the Company’s shareholders, the number of options to which each grantee shall be entitled will increase, in accordance with the formula set forth in the 2003 Plan.

In the event of (i) a merger, acquisition, reorganization of the Company with or into another company in which the Company is not the surviving entity; or (ii) a sale of all or substantially all of the Company’s assets or shares, the outstanding options on the date of the occurrence of any one of the foregoing events will generally be, at the discretion of the Committee, substituted or exchanged for options or any other securities of the successor entity (or a parent or subsidiary thereof) that were distributed to the Company’s shareholders in exchange for shares in connection with the transaction, and appropriate adjustments shall be made to the exercise price per share to reflect such substitution or exchange. Without deviating from the foregoing, the Committee shall have the authority, in its sole discretion, to include a provision in the option grant agreement of any grantee that shall provide that in the event of a corporate transaction in which the successor entity (or a parent or subsidiary thereof) does not consent to substitute or exchange the options, the vesting schedules of part or all of the options shall be accelerated and the grantee shall be entitled to exercise such options ten (10) days prior to the closing of such corporate event.

Limitations on Transferability of Options and or Shares.     Options and/or the rights of the grantee with respect to options are not assignable or transferable by the grantee, except by will or the laws of descent and distribution, except as otherwise provided in the 2003 Plan, and an option may be exercised during the lifetime of the grantee only by such grantee.

Term.     The 2003 Plan will expire ten (10) years from the date it was adopted by the shareholders of the Company. Options will expire upon the expiration date set forth in the option grant agreement, unless earlier terminated in connection with the termination of employment or service with the Company.

Amendment.     Any amendment or modification to the 2003 Plan shall be approved by the shareholders of the Company, to the extent required by applicable laws or authorities. Notwithstanding the aforesaid, subject to applicable law, the Committee, in its discretion, may at any time and from time to time, without the approval of the shareholders of the Company (i) increase the amount of shares reserved for issuance under the 2003 Plan to reflect a reorganization, merger, share split or similar events; (ii) extend the duration of the 2003 Plan; (iii) significantly expand the class of participants eligible to participate in the 2003 Plan; and (iv) expand the types of options and/or awards provided under the 2003 Plan. The amendment of modification of the 2003 Plan cannot adversely affect the rights of any option holder thereunder without the written consent of such option holder.

Certain Israeli Income Tax Consequences.     Option grants to Israeli employees and office holders (excluding Controlling Shareholders, as such term is defined in the Tax Ordinance), under the 2003 Plan shall be granted only under Section 102 of the Ordinance, or ‘Section 102 Options’. Options granted under the 2003 Plan will be deposited with a trustee designated by the Committee, which must be approved by the Israeli Commissioner of Income Tax, or the ‘Trustee’, the Trustee is required to hold each such option and the Ordinary Shares issued upon exercise thereof in trust, or the ‘Trust’, for the benefit of the grantee in respect of whom such option was granted.

Section 102 Options are taxed on the date of sale of the underlying Ordinary Shares and/or the date of the release of the options or such underlying Ordinary Shares from the Trust (rather than on the exercise date of the options). The income of the grantee on such date is calculated as the fair market value of the share (or the actual sale price) less the exercise price of the option.

When the Capital Gains Route is elected for the taxation of Section 102 Options then, provided such options (or the underlying Ordinary Shares) are held by the Trustee for a period of at least two years from the end of the tax year in which such options are granted, the gains derived from such options shall be classified as capital gains and the Company will not be required to withhold any social security and national health insurance charges, but will not benefit from any recognized tax expense resulting from the grant of such awards. However, if the underlying Ordinary Shares are sold (or if the underlying Ordinary Shares or options are released from the Trust) prior to the lapse of such period, gains derived from such sale shall be deemed ordinary income, and the Company will be required to pay and withhold applicable social security and national health insurance payments, but the Company will nevertheless not benefit from any recognized tax expense resulting from the grant of such awards. Notwithstanding the foregoing, the Company will recognize a tax expense if the exercise price of an option award is less than the fair market value of the Ordinary Shares at the time of grant of the options, and only with respect to such amount (calculated as the average of the closing market price for the Company’s Ordinary Shares for the 30 trading days preceding the grant of such option award).

In the event that the Committee had elected the Ordinary Income Route for the taxation of Section 102 Options, then the gains derived from such options would be classified as ordinary income and the Company would be required to pay and withhold applicable social security and national health insurance payments, and the Company would benefit from a recognized tax expense resulting from the grant of such awards.

The Company elected the Capital Gains Route for the taxation of option awards that will be granted to Israeli personnel under the 2003 Plan pursuant to Section 102 of the Ordinance.

The foregoing is a brief summary of certain Israeli income tax consequences of the 2003 Plan to the Company and is based on the current tax structure applicable to companies in Israel and does not purport to be complete. Reference should be made to the applicable provisions of the Tax Ordinance. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations. In particular, the summary does not discuss the tax implications or the provisions of the income tax laws of any non-Israeli jurisdiction.